
SingTel


05007855

3 May 2005


SEC MAIL
RECEIVED
PROCESSING
MAY 0 5 2005
WASH. D.C.
161
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 25 April 2005 to 29 April 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

Encs

PROCESSED
MAY 1 3 2005
THOMSON
FINANCIAL

28/4/05

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Apr-2005 17:31:15
Announcement No.	00082

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - High Court Rules that SCV Breached Agreement
Description	
Attachments:	NR280405.pdf Total size = **86K** (2048K size limit recommended)



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Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, April 28, 2005 5:38 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



226118.pdf

ASX confirms the release to the market of Doc ID: 226118 as follows:
Release Time: 28-Apr-2005 19:37:14
ASX Code: SGT
File Name: 226118.pdf
Your Announcement Title: News Release on High Court Rules that SCV Breached Agreement

SingTel


PROCESSING
MAY 05 2005
WASH. D.C.
SECTION

News Release

High Court Rules That SCV Breached Agreement

28 April 2005, Singapore – Singapore Telecommunications Limited (SingTel) wishes to announce that the High Court today ruled that SCV breached the Network Lease Agreement, which SCV signed with SingTel in 1995 (the "1995 NLA").

In June 2003, SingTel filed an action against SCV for unauthorised use of SingTel's leased facilities to transmit cable TV services ("cable services") to 120 commercial properties. This constituted a breach of 1995 NLA. The main issue argued during the High Court trial before Justice Kan Ting Chiu was whether the 1995 NLA prohibits SCV from unilaterally tapping off SingTel's network to provide cable services to commercial properties. In his judgment, Justice Kan dealt with each of SCV's main defences to the complaint of tapping, which were that:-

1. there was no prohibition that prevented SCV from serving other categories of properties through its own extensions;
2. there was an agreement that only additional facilities will be charged on an incremental cost basis; and
3. SingTel recognised SCV's right to self-provide, ie provide its own fibres and ducts to link to the plaintiff's fibres and cables.

On all three issues, Justice Kan decided in SingTel's favour. In relation to the first, His Honour held that "whilst tapping was not expressly prohibited, it was clearly not authorised". On the second issue, His Honour found that SCV's argument simply could not stand as he recognised that the rent payable by SCV to SingTel under the 1995 NLA included an element of revenue sharing. Accordingly, His Honour agreed with SingTel that it would be a matter of commercial negotiation between the parties to fix the further payments to be paid when existing fibre and ducts of SingTel's are used to serve landed and commercial properties. Finally, on the third issue, Justice Kan also found against SCV as this defence was not even pleaded in SCV's statement of defence nor had SCV provided proper particulars in relation to the defence.

Accordingly, the Court found that SCV had breached the 1995 NLA by tapping.

The Court agreed with SingTel that SCV would have to pay rent to SingTel, and that SingTel had suffered a loss in revenue in the form of rent lost because of the tapping. However, the Court was of the view that a clause in the 1995 NLA excluded SCV from having to pay damages that it would have otherwise been required to pay.



Mr Lee Hsien Yang, SingTel's President & CEO, said: "We are pleased with the High Court's decision that SCV was in breach of the agreement. This clearly vindicates SingTel's position on this issue.

"As for the issue on damages, we are consulting our lawyers and will decide whether to file an appeal."

~~~~~~~~~~~~~~~~

Media Contact:

Peter Heng
Director
Tel: +65 6838 2007
Mobile: +65 9125 0023
Email: peterheng@singtel.com
~~~~~~~~~~~~~~~~

SEC File No: 82-3622


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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	27-Apr-2005 09:04:31
Announcement No.	00011

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Media Release on Optus Unveils 3G for businesses in Canberra
Description	Attached is a media release made by SingTel Optus Pty Limited, a wholly-owned subsidiary of Singapore Telecommunications Limited, on the above.
Attachments:	NR270405.pdf Total size = **137K** (2048K size limit recommended)


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Jennifer Lim Lay Khim

From:	ASX.Online@asx.com.au
Sent:	Wednesday, April 27, 2005 9:07 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



225349.pdf (187 KB)

ASX confirms the release to the market of Doc ID: 225349 as follows: Release Time: 27-Apr-2005 11:07:16 ASX Code: SGT File Name: 225349.pdf Your Announcement Title: Media Release - Optus unveils 3G for businesses in Canberra



Media Release
27April 2005

Optus unveils 3G for businesses in Canberra

Optus today unveiled its 3G network at an official ceremony in Canberra. Optus is the first carrier to provide 3G (W-CDMA) services in the nation's Capital. The initial roll out will enable Canberra-based businesses and government agencies to access and download data via the Optus 3G mobile network.

"Today we are entering into a new era of mobility. We are now one step closer to a world of anywhere, anytime access," Allen Lew, Managing Director, Optus Mobile said.

"3G gives customers a faster, richer and more personalised service on their mobile. Moving from 2G to 3G will revolutionise the way people work – the changes in speed are as significant as moving from dial up to broadband internet etc.

"We have identified the business applications of 3G as critical factors in the take up of the new service. This product is so valuable to corporates and businesses that we are offering it to them first," Mr Lew said.

"Accessing and downloading files and applications more quickly while on the move provides very real, immediate benefits to business users. Data applications are more engaging and easier to use,"

"3G for corporates and businesses creates a substantial market opportunity for Optus. 3G will play an integral role in building our corporate business market share. Exciting and compelling products for consumers will follow," Mr Lew said.

A 3G-enabled data access card or 3G handset revolutionises the concept of mobility for business users to remotely connect to the internet or their corporate network, wherever they have Optus 3G coverage.

Optus is developing the 'Always Best Connected' approach to remote access that automatically selects the best access technology, including GPRS, WiFi and 3G, for the user's location. This new approach to remote access meets the business market's demand for reliable and optimal connection.

For example, insurance investigators at a claims site could use the high speed data capabilities of the 3G network to send video footage back to the office or access a client's history from the corporate database.

Of course users can also make voice calls just like today using 3G services, and these will operate seamlessly on the entire Optus GSM and 3G networks.

"Optus chose Canberra to launch the network because it contains a good spread of government, business and consumer customers in one area. It also enables our Canberra corporate and

government clients to be the first to benefit from Optus' high speed mobile data services," Mr Lew said.

Representing the Minister for Communications, The Hon Peter McGauran, Minister for Citizenship and Multicultural Affairs officiated today's launch and congratulated Optus on reaching such an important milestone.

"The launch of the first phase of Optus' 3G Network will provide Canberra-based businesses and government agencies with access to leading edge high-speed mobile data services.

"As Optus rolls out further phases of its 3G network, Australian businesses and consumers can look forward to a new generation of competitive mobile services," Mr McGauran said.

Optus will work with a number ACT-based businesses and government agencies using the service as pre-commercial launch customers. The first of these customers, including Comcare - the Australian Government workers' compensation authority, the ACT Government through its insourced provider of computing and telecommunications services – InTACT, and an insurance agency, will be able to use the service from today.

"We will work closely with our trial customers to refine and add functionality to the first business product prior to its full commercial launch later this year," Mr Lew said.

Note to the Editor:
On 19 November 2004, Optus and Vodafone were the first mobile operators in Australia to finalise an agreement to build and operate a joint national 3G radio network.

The shared network features world first technology developed by Nokia Networks that allows Optus and Vodafone to gain the benefits of using the same infrastructure while delivering an independent set of services to their customers.

Optus plans to continue the 3G network roll out in Sydney, Melbourne and major airports by late 2005. The initial build-out of more than 2,000 base stations covering the six major capital cities is scheduled to be completed by March 2007. Specific launch dates for Adelaide, Brisbane and Perth will be announced later this year.

IDC predicts Australia's 3G market will double in revenue every year between 2004 and 2008, when one in four Australian mobile phone users will be on a 3G network by that time.[1]

[1]IDC: *And Then There are Two: 3G Developments and Updates in Australia 2004.*

Media contact:
Claire Hosegood
Optus Corporate Affairs
Tel: +61 2 9342 5042